FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of July, 2006


                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

   BEIT AMARGAD, 32 SHAHAM STREET, KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]


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                                Table of Contents



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Healthcare Technologies Ltd. press release, dated  July 20, 2006            4


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                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /s/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer


Dated: July 23, 2006


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FOR: Healthcare Technologies, Ltd.
CONTACT: Eran Rotem, CFO
+972-3-9277232/3

PRNEWSWIRE             Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:               info@prnewswire.co.il
                       Tel: + 972 3 5742238
                       Fax: + 972 3 5742239
                       Cellular + 972 64 308081

              HEALTHCARE TECHNOLOGIES RECEIVES NOTICE FROM NASDAQ.

PETACH TIKVA, Israel, July 20 /PR Newswire-FirstCall/ - Healthcare Technologies, Ltd. (NASDAQ: HCTL - News) announced that on July 17, 2006, it received a notice from the Nasdaq Stock Market indicating that the Company is not in compliance with Nasdaq Marketplace rule 4320(e)(2)(E)(i) (the "Bid Price Rule") because the closing bid price per share for its ordinary shares has been below $1.00 per share for 30 consecutive trading days. In accordance with Nasdaq Marketplace Rules, the Company will be provided 180 calendar days, or until January 16, 2007, to regain compliance with the Bid Price Rule. This notification has no affect on the listing of its ordinary shares at this time.

To regain compliance with the Bid Price Rule, the closing bid price of the Company's ordinary shares must remain at $1.00 per share or more for a minimum of ten consecutive trading days. If the Company does not regain compliance with the Bid Price Rule by January 16, 2007, Nasdaq will determine whether it meets The Nasdaq Capital Market initial listing criteria set forth in Marketplace Rule 4320(e), except for the bid price requirement. If it meets the initial listing criteria, Nasdaq will notify the Company that it has been granted an additional 180 calendar day compliance period. If it is not eligible for an additional compliance period, Nasdaq will provide the Company written notification that its ordinary shares will be delisted. At that time, the Company may appeal Nasdaq's determination to delist its ordinary shares to a Listings Qualifications Panel. If the Company's ordinary shares are delisted from the Nasdaq Capital Market, the Company anticipates that its ordinary shares would be eligible for trading on the Over the Counter Bulletin Board.

     ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies Ltd. through it subsidiaries and affiliate Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.


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SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS
WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT REPORT ON FORM 20F THAT IDENTIFIES IMPORTANT RISKS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.





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